Exhibit 99.1

STEALTHGAS INC. REPORTS THIRD QUARTER AND NINE MONTHS 2019

FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, November 21, 2019. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the third quarter and nine months ended September 30, 2019.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Operational utilization of 98.0% in Q3 ’19 (96.1% in Q3 ’18) due to more effcicient presence in the spot market resulting in reduced idle time.

•	Fleet calendar days down 19% quarter on quarter to 4,045 days attributed to our recent strategic fleet contraction.

•	About 88% of fleet days secured on period charters for the remainder of 2019, with total fleet employment days for all subsequent periods generating approximately $138 million in contracted revenues.

•	Sale of our 5,000 cbm LPG vessel, the Gas Ethereal (2006 built) on September 27, 2019, for further trading. With this sale the average age of the StealthGas fleet has been reduced to 8.7 years.

•

Voyage revenues of $36.6 million in Q3 ’19, a decrease of $6.1 million compared to Q3 ’18 following our strategic decision to divest mostly older LPG units that led to the net reduction of our average owned fleet by nine vessels.

•

Daily Adjusted Average Charter Rate in Q3 19’ increased by about 6.0% ($425) compared to the same period of last year, mostly due to improved revenues stemming from our time charter contracts as a result of higher market rates.

•	About 21% quarter on quarter decrease in operating expenses; a sharper percentage decline than voyage revenue contraction for the same period, attrbitued to our fleet contraction.

•	Adjusted EBITDA of $14.7 million in Q3 ’19, compared to $16.4 million in Q3 ’18, a lower than expected figure, mostly due to lower than anticipated revenue stemming from the Asian spot market.

•	Low gearing, as debt to assets stands at about 39% mostly due to our intense repayment schedule while our net debt to assets ratio is as low as 32%.

•	Cash on hand of $66.1 million, an increase of about $1.6 million compared to year end 2018.

•	Purchase of 0.4 million of GASS shares up to date, for an aggregate consideration of $1.4 million, following the initiation of a further stock repurchase program.

Third Quarter 2019 Results:

•

Revenues for the three months ended September 30, 2019 amounted to $36.6 million, a decrease of $6.1 million, or 14.3%, compared to revenues of $42.7 million for the three months ended September 30, 2018, mainly as a result of the strategic reduction of our average owned fleet by nine vessels, one less charter-in vessel and relatively low revenue stemming from the Asian spot market.

•

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2019 were $4.9 million and $12.3 million respectively, compared to $5.8 million and $15.6 million respectively, for the three months ended September 30, 2018. The $0.9 million decrease in voyage expenses was mainly attributed to a 21.3% quarter on quarter reduction of spot days. The 21.2% decrease in vessels’ operating expenses compared to the same period of 2018, is mainly attributed to the net reduction of our average owned fleet by nine vessels. It is noted however that the reduction in operating expenses was as a percentage far higher than the reduction of our revenues attributed to our fleet decline.

•

Drydocking costs for the three months ended September 30, 2019 and 2018 were $0.5 and $0.8 million, respectively. One drydocking was completed during the third quarter of 2019, while in the same period of 2018 the Company completed the drydocking of two LPG vessels.

•

General and Administrative expenses for the three months ended September 30, 2019 amounted to $1.1 million compared to $0.6 million in the same period of last year. This increase is mostly due to a $0.3 million one off charge pertaining to a legal case.

•

Depreciation for the three months ended September 30, 2019 was $9.4 million, a $0.7 million decrease from $10.1 million for the same period of last year due to the decrease of the average number of our vessels.

•	Impairment loss for the three months ended September 30, 2019 and 2018 were nil and $0.6 million, respectively.

•

Interest and finance costs for the three months ended September 30, 2019 and 2018 were $5.1 million and $6.1 million respectively. The $1.0 million decrease from the same period of last year is mostly due to the decrease of our leverage and the decline of LIBOR rates.

•

As a result of the above, for the three months ended September 30, 2019, the Company reported a net loss of $0.2 million, compared to a net loss of $0.8 million for the three months ended September 30, 2018. The weighted average number of shares for the three months ended September 30, 2019 and September 30, 2018 was 39.8 million and 39.9 million, respectively. Loss per share, basic and diluted, for the three months ended September 30, 2019 amounted to $0.01 compared to loss per share of $0.02 for the same period of last year.

•

Adjusted net income was $0.4 million or $0.01 earnings per share for the three months ended September 30, 2019 compared to adjusted net income of $0.3 million or $0.01 earnings per share for the same period of last year.

•	EBITDA for the three months ended September 30, 2019 amounted to $14.1 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Loss are set forth below.

•	An average of 42.0 vessels were owned by the Company during the three months ended September 30, 2019, compared to 51.3 vessels for the same period of 2018.

Nine months 2019 Results:

•

Revenues for the nine months ended September 30, 2019, amounted to $109.1 million, a decrease of $16.7 million, or 13.3%, compared to revenues of $125.8 million for the nine months ended September 30, 2018, primarily due to the strategic decision to sell mostly older small LPG vessels for further trading.

•

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2019 were $12.9 million and $37.0 million, respectively, compared to $15.7 million and $45.8 million for the nine months ended September 30, 2018. The $2.8 million decrease in voyage expenses was mainly due to the 25% (or 687 days) reduction of spot days. The $8.8 million decrease in vessels’ operating expenses, is due to the net reduction of the average number of our owned fleet by 8.7 vessels.

•

Drydocking costs for the nine months ended September 30, 2019 and 2018 were $0.7 million and $3.0 million, respectively. The costs for the nine months ended September 30, 2019 mainly related to the docking survey of one small LPG vessel and one drydocking of a second LPG vessel, while the costs for the same period of last year related to the drydocking of 6 vessels.

•

Depreciation for the nine months ended September 30, 2019, was $28.4 million, a $2.7 million decrease from $31.1 million for the same period of last year, due to the net reduction of the average number of our owned fleet.

•	Impairment loss for the nine months months ended September 30, 2019 and 2018 were nil and $8.2 million, respectively.

•

Interest and finance costs for the nine months ended September 30, 2019 and 2018 were $16.5 million and $17.3 million respectively. The $0.8 million decrease from the same period of last year, is mostly attrbituted to the decrease of our leverage.

•

As a result of the above, the Company reported a net income for the nine months ended September 30, 2019 of $1.6 million, compared to a net loss of $7.0 million for the nine months ended September 30, 2018. The weighted average number of shares for the nine months ended September 30, 2019 and September 30, 2018 was 39.8 million and 39.9 million, respectively. Earnings per share for the nine months ended September 30, 2019 amounted to $0.04 compared to loss per share of $0.17 for the same period of last year.

•

Adjusted net income was $2.8 million, or $0.07 per share, for the nine months ended September 30, 2019 compared to adjusted net income of $1.9 million, or $0.05 per share, for the same period of last year.

•	EBITDA for the nine months ended September 30, 2019 amounted to $45.8 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 43.1 vessels were owned by the Company during the nine months ended September 30, 2019, compared to 51.8 vessels for the same period of 2018.

•

As of September 30, 2019, cash and cash equivalents amounted to $66.1 million and total debt amounted to $375.9 million. During the nine months ended September 30, 2019 debt repayments amounted to $87.3 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following thirteen chartering arrangements:

•	A two year time charter extension for its 2017 built LPG carrier, the Eco Frost, to an International Trading House until February 2022.

•	A two year time charter extension for its 2018 built LPG carrier, the Eco Ice, to an International Trading House until February 2022.

•	A one year time charter extension for its 2014 built LPG carrier, the Eco Invictus, to an Oil Major until November 2020.

•	A one year time charter for its 2001 built LPG carrier, the Gas Spirit, to an International LPG Trader until November 2020.

•	A one year time charter extension for its 2015 built LPG carrier, the Eco Galaxy, to an International LPG Trader until December 2020.

•	A nine months time charter extension for its 2015 built LPG carrier, the Eco Enigma, to an International Trading House until July 2020.

•	A six months time charter for its 2015 built LPG carrier, the Eco Nemesis, to an Oil Major until March 2020.

•	A six months time charter extension for its 2016 built LPG carrier, the Eco Dominator, to an International Trading House until May 2020.

•	A six months time charter extension for its 2016 built LPG carrier, the Eco Nical, to an Oil Major until June 2020.

•	A six months time charter for its 2011 built LPG carrier, the Gas Cerberus, to an Oil Major until June 2020.

•	A six months time charter for its 2011 built LPG carrier, the Gas Elixir, to an International Trading House until June 2020.

•	A four months time charter for its 2003 built LPG carrier, the Gas Prodigy, to an International LPG Trader until December 2019.

•	A three months bareboat charter extension for its 2012 built LPG carrier, the Gas Esco, to a State Owned Shipping Company until March 2020.

With these charters, the Company has total contracted revenues of approximately $138 million. Total anticipated voyage days of our fleet is 88% covered for the remainder of 2019 and 53% for 2020.

Board Chairman Michael Jolliffe Commented

Our performance in the third quarter of the year improved to an optimal level in terms of fleet efficiency, as reflected in our operational utilization of 98%. Although we managed to contain our operating costs at moderate levels, the persistently weak earnings stemming from the Asian spot market did not allow us to enjoy a profitable quarter.

We feel, however, that should market conditions improve as they seem to have based on the thirteen period charters and charter extensions we managed to conclude during the past couple of months, our profitability will be enhanced. Indeed, rates for all of our newly concluded charters in each of our operating segments are at higher levels. We have 53% of our fleet days secured for 2020 with $138 million of secured revenues for all subsequent periods; therefore, there is plenty of upside potential.

The intensification of period charter activity during the past couple of months may be a positive sign that the market situation is in fact turning, including in Asia, and we are eager and well positioned to take advantage of this opportunity.

Conference Call details:

On November 21, 2019 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 866 869 2321 (US Toll Free Dial In) or 08003767425 (UK Toll Free Dial In).

Access Code: 5268989

In case of any problems with the above numbers, please dial +1 646 7871 022 (US Toll Dial In), +44 (0) 2038 214342 (Standard International Dial In).

Access Code: 5268989

A telephonic replay of the conference call will be available until November 28, 2019 by dialing +1 (866) 331-1332 (US Local Dial In), +44 (0) 8445718951 (UK Local Dial In).

Access Code: 5268989

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 49 vessels. The fleet comprises of 45 LPG carriers, including two chartered in LPG vessels, five Joint Venture vessels and an 11,000 cbm newbuilding pressurized LPG carrier with expected delivery in 2021. These LPG vessels have a total capacity of 342,099 cubic meters (cbm).The Company also owns three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2018 and September 30, 2019.

FLEET DATA	Q3 2018	Q3 2019	9M 2018	9M 2019
Average number of vessels (1)	51.3	42.0	51.8	43.1
Period end number of owned vessels in fleet	49	41	49	41
Total calendar days for fleet (2)	4,994	4,045	14,859	12,376
Total voyage days for fleet (3)	4,944	4,005	14,700	12,321
Fleet utilization (4)	99.0%	99.0%	98.9%	99.6%
Total charter days for fleet (5)	3,993	3,257	11,934	10,242
Total spot market days for fleet (6)	951	748	2,766	2,079
Fleet operational utilization (7)	96.1%	98.0%	95.8%	97.4%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net (loss)/income before (gain)/loss on derivatives excluding swap interest received/(paid), share based compensation, net loss on sale of vessels, gain on deconsolidation of subsidiaries and impairment loss. EBITDA represents net (loss)/income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents EBITDA before share based compensation, (gain)/loss on derivatives, net loss on sale of vessels, gain on deconsolidation of subsidiaries and impairment loss. Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results to investors.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine Months Period Ended September 30th,
	2018	2019	2018	2019
Net (Loss)/Income - Adjusted Net Income
Net (loss)/income	(787,292)	(227,767)	(6,958,345)	1,561,843
Plus (gain)/loss on derivatives	(19,684)	(14,389)	18,102	126,402
Less swap interest received/(paid)	20,311	52,100	(61,428)	132,052
Less net loss on sale of vessels	544,446	492,989	763,925	485,516
Less gain on deconsolidation of subsidiaries	—	—	—	(145,000)
Plus impairment loss	567,587	—	8,161,964	—
Plus share based compensation	—	140,548	—	611,644
Adjusted Net Income	325,368	443,481	1,924,218	2,772,457
Net (loss)/income - EBITDA
Net (loss)/income	(787,292)	(227,767)	(6,958,345)	1,561,843
Plus interest and finance costs	6,099,122	5,123,454	17,277,218	16,506,372
Less interest income	(180,270)	(226,577)	(408,893)	(675,156)
Plus depreciation	10,139,858	9,423,444	31,123,799	28,371,811
EBITDA	15,271,418	14,092,554	41,033,779	45,764,870
Net (loss)/income - Adjusted EBITDA
Net (loss)/income	(787,292)	(227,767)	(6,958,345)	1,561,843
Plus (gain)/loss on derivatives	(19,684)	(14,389)	18,102	126,402
Plus net loss on sale of vessels	544,446	492,989	763,925	485,516
Less gain on deconsolidation of subsidiaries	—	—	—	(145,000)
Plus impairment loss	567,587	—	8,161,964	—
Plus share based compensation	—	140,548	—	611,644
Plus interest and finance costs	6,099,122	5,123,454	17,277,218	16,506,372
Less interest income	(180,270)	(226,577)	(408,893)	(675,156)
Plus depreciation	10,139,858	9,423,444	31,123,799	28,371,811
Adjusted EBITDA	16,363,767	14,711,702	49,977,770	46,843,432
EPS - Adjusted EPS
Net (loss)/income	(787,292)	(227,767)	(6,958,345)	1,561,843
Adjusted net income	325,368	443,481	1,924,218	2,772,457
Weighted average number of shares	39,860,563	39,792,047	39,860,563	39,830,876
EPS - Basic and Diluted	(0.02)	(0.01)	(0.17)	0.04
Adjusted EPS	0.01	0.01	0.05	0.07

StealthGas Inc.*

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended September 30,		Nine Month Periods Ended September 30,
	2018	2019	2018	2019
Revenues
Revenues	42,724,098	36,568,295	125,800,443	109,094,614
Expenses
Voyage expenses	5,263,514	4,475,319	14,141,821	11,524,998
Voyage expenses—related party	530,458	454,950	1,550,958	1,355,178
Charter hire expenses	1,765,756	1,469,915	4,411,162	5,034,969
Vessels’ operating expenses	15,419,010	12,083,979	45,564,128	36,271,225
Vessels’ operating expenses—related party	143,500	238,000	265,500	726,500
Drydocking costs	818,634	548,393	2,975,682	734,017
Management fees—related party	1,796,365	1,432,040	5,349,465	4,346,720
General and administrative expenses	587,513	1,079,027	2,005,353	3,103,635
Depreciation	10,139,858	9,423,444	31,123,799	28,371,811
Impairment loss	567,587	—	8,161,964	—
Net loss on sale of vessels	544,446	492,989	763,925	485,516
Other operating income	—	—	(549,804)	—

Total expenses	37,576,641	31,698,056	115,763,953	91,954,569

Income from operations	5,147,457	4,870,239	10,036,490	17,140,045

Other (expenses)/income
Interest and finance costs	(6,099,122)	(5,123,454)	(17,277,218)	(16,506,372)
Gain on deconsolidation of subsidiaries	—	—	—	145,000
Gain/(loss) on derivatives	19,684	14,389	(18,102)	(126,402)
Interest income	180,270	226,577	408,893	675,156
Foreign exchange loss	(35,581)	(9,500)	(108,408)	(19,057)

Other expenses, net	(5,934,749)	(4,891,988)	(16,994,835)	(15,831,675)

(Loss)/Income before equity in income of investees	(787,292)	(21,749)	(6,958,345)	1,308,370
Equity (loss)/gain in unconsolidated joint ventures	—	(206,018)	—	253,473

Net (Loss)/Income	(787,292)	(227,767)	(6,958,345)	1,561,843

(Loss)/Earnings per share
- Basic & Diluted	(0.02)	(0.01)	(0.17)	0.04

Weighted average number of shares
- Basic & Diluted	39,860,563	39,792,047	39,860,563	39,830,876

*

As of January 1, 2019, we adopted ASU No. 2016-02, “Leases,” as amended (“ASC 842”) using the modified retrospective transition method of adoption. Under this method, the cumulative effect of applying the new lease standard is recorded with no restatement of any comparative prior periods presented. As a result, prior periods as reported by the Company have not been impacted by the adoption. The adoption of ASC 842 resulted in the recognition of operating lease right-of-use assets of $1.9 million and related lease liabilities for operating leases of $1.9 million as of January 1, 2019 and operating lease right-of-use assets of $0.9 million and lease liabilities for operating leases of $0.9 million as of September 30, 2019, in Total Assets and Total Liabilities, respectively, on our Consolidated Balance Sheets.

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	September 30,
	2018	2019
Assets
Current assets
Cash and cash equivalents	64,498,442	66,147,291
Receivables from related parties	—	1,821,120
Trade and other receivables	2,888,496	3,191,553
Other current assets	134,301	56,630
Claims receivable	—	624,539
Inventories	2,346,723	1,982,819
Advances and prepayments	1,089,539	866,814
Restricted cash	3,002,490	1,218,712
Assets held for sale	64,906,448	—
Fair value of derivatives	—	9,221

Total current assets	138,866,439	75,918,699

Non current assets
Advances for vessel under construction	—	2,948,303
Operating lease right-of-use assets	—	874,632
Vessels, net	884,748,691	845,468,240
Other receivables	108,930	14,977
Restricted cash	11,930,059	12,193,439
Investments in unconsolidated joint ventures	—	24,265,451
Fair value of derivatives	1,068,369	84,623

Total non current assets	897,856,049	885,849,665

Total assets	1,036,722,488	961,768,364

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	7,930,642	2,604,223
Trade accounts payable	10,349,358	9,649,636
Accrued and other liabilities	6,879,488	6,077,092
Operating lease liabilities	—	849,057
Customer deposits	1,336,000	968,000
Deferred income	5,191,654	3,579,700
Fair value of derivatives	—	50,166
Current portion of long-term debt	41,726,837	40,713,898
Current portion of long-term debt associated with vessels held for sale	30,076,356	—

Total current liabilities	103,490,335	64,491,772

Non current liabilities
Fair value of derivatives	465,389	3,232,902
Operating lease liabilities	—	25,575
Long-term debt	371,514,253	335,172,721

Total non current liabilities	371,979,642	338,431,198

Total liabilities	475,469,977	402,922,970

Commitments and contingencies
Stockholders’ equity
Capital stock	445,496	445,496
Treasury stock	(22,523,528)	(23,570,382)
Additional paid-in capital	501,807,478	502,419,122
Retained earnings	80,849,086	82,410,929
Accumulated other comprehensive income/(loss)	673,979	(2,859,771)

Total stockholders’ equity	561,252,511	558,845,394

Total liabilities and stockholders’ equity	1,036,722,488	961,768,364

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Nine Month Periods Ended September 30,
	2018	2019
Cash flows from operating activities
Net (loss)/income for the period	(6,958,345)	1,561,843
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	31,123,799	28,371,811
Amortization of deferred finance charges	659,472	704,265
Amortization of deferred gain on sale and leaseback of vessels	(145,880)	—
Amortization of operating lease right-of-use assets	—	1,171,221
Share based compensation	—	611,644
Change in fair value of derivatives	(43,326)	258,454
Equity earnings in unconsolidated joint ventures	—	(253,473)
Impairment loss	8,161,964	—
Loss on sale of vessels	763,925	485,516
Gain on deconsolidation of subsidiaries	—	(145,000)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,037,553)	(209,104)
Other current assets	159,363	77,671
Claims receivable	15,951	(1,307,764)
Inventories	(1,905,970)	1,082,352
Changes in operating lease liabilities	—	(1,171,221)
Advances and prepayments	(263,499)	222,725
Increase/(decrease) in
Balances with related parties	(5,333,993)	(8,909,006)
Trade accounts payable	3,659,191	(699,722)
Accrued liabilities	541,728	(142,396)
Deferred income	543,667	(1,611,954)

Net cash provided by operating activities	29,940,494	20,097,862

Cash flows from investing activities
Insurance proceeds	—	683,225
Proceeds from sale of interests in subsidiaries	—	20,720,975
Vessels’ acquisitions and advances for vessels under construction	(108,185,418)	(2,948,303)
Proceeds from sale of vessels, net	26,568,375	18,721,124
Investment in unconsolidated joint ventures	—	(10,220,400)
Dividends received from unconsolidated joint ventures	—	7,363,147
Cash paid to unconsolidated joint ventures	—	(2,908,354)
Cash received from unconsolidated joint ventures	—	1,714,898

Net cash (used in)/provided by investing activities	(81,617,043)	33,126,312

Cash flows from financing activities
Stock repurchase	—	(1,046,854)
Deferred finance charges	(444,330)	(477,201)
Cash received from unconsolidated joint ventures	—	2,604,223
Customer deposits paid	(1,220,700)	(368,000)
Loan repayments	(45,159,945)	(87,287,891)
Proceeds from long-term debt	115,712,500	33,480,000

Net cash provided by/(used in) financing activities	68,887,525	(53,095,723)

Net increase in cash, cash equivalents and restricted cash	17,210,976	128,451
Cash, cash equivalents and restricted cash at beginning of year	62,903,192	79,430,991

Cash, cash equivalents and restricted cash at end of year	80,114,168	79,559,442

Cash breakdown
Cash and cash equivalents	64,792,513	66,147,291
Restricted cash, current	2,901,924	1,218,712
Restricted cash, non current	12,419,731	12,193,439

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	80,114,168	79,559,442